Exhibit 99.3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF WHEATON PRECIOUS METALS CORP.

FOR USE AT AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

MAY 9, 2019

The undersigned shareholder(s) of WHEATON PRECIOUS METALS CORP. (the “Company”) hereby appoint(s) Randy V. J. Smallwood, Chief Executive Officer of the Company, or in lieu of the foregoing, Curt D. Bernardi, Senior Vice President, Legal of the Company, or in lieu of the foregoing,                                                      , to attend and vote on behalf of the undersigned at the Annual and Special Meeting of Shareholders (the “Meeting”) of the Company to be held in the Offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, on Friday, May 9, 2019 at 10:30 a.m. (Vancouver time) and at any adjournments thereof.

The directors and management recommend shareholders VOTE FOR the matters set out it items (a), (b) and (c) below.

The undersigned specifies that all of the voting shares owned by them and represented by this form of proxy shall be:

(a)         VOTED FOR or WITHHELD FROM VOTING in respect of the election of the following directors:

		For	Withhold
1	George L. Brack	☐	☐
2	John A. Brough	☐	☐
3	R. Peter Gillin	☐	☐
4	Chantal Gosselin	☐	☐
5	Douglas M. Holtby	☐	☐
6	Charles A. Jeannes	☐	☐
7	Eduardo Luna	☐	☐
8	Marilyn Schonberner	☐	☐
9	Randy V. J. Smallwood	☐	☐

(b)         VOTED FOR (    ) WITHHELD FROM VOTING (    ) in respect of the appointment of Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for 2019 and to authorize the directors to fix the auditors’ remuneration;

(c)          VOTED FOR (    ) VOTED AGAINST (    ) a non-binding advisory resolution on the Company’s approach to executive compensation;

(d)         VOTED on such other business as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

DATED this         day of                       , 2019.

Signature of Shareholder

Name of Shareholder (Please Print)

Quarterly Reports Request — Wheaton Precious Metal Corp.’s Interim Consolidated Financial Report and related MD&A are available at www.wheatonpm.com, but if you want to receive (or continue to receive) Interim Consolidated Financial Reports and related MD&A by mail, mark the box and return this form.  If you do not mark the box, or do not return this form, Interim Consolidated Financial Reports and related MD&A will not be sent to you in 2019.

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Annual Report Request — Wheaton Precious Metal Corp.’s Audited Annual Consolidated Financial Statements and related MD&A are available at www.wheatonpm.com, but if you want to receive (or continue to receive) Audited Annual Consolidated Financial Statements and related MD&A by mail, mark the box and return this form.  If you do not mark the box, or do not return this form, Audited Annual Consolidated Financial Statements and related MD&A for the year ended December 31, 2019 will not be sent to you.

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PLEASE SEE NOTES ON REVERSE

Notes:

1.                                      A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy.  Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy.

2.                                      The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the shares shall be voted accordingly.  Where no specification is made, the shares will be VOTED FOR the matters set out in items (a), (b) and (c) above.

3.                                      Proxies to be used at the Meeting or any adjournment thereof must be received by the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

4.                                      This proxy ceases to be valid one year from its date.

5.                                      If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy, in the envelope provided for that purpose, to:

AST Trust Company (Canada)

Attention:  Proxy Department

P.O. Box 721

Agincourt, Ontario  M1S 0A1

VOTE BY MAIL:  This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy.  Please sign exactly as your name appears on the label.  If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy.  Executors, administrators, trustees and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY FAX:  To vote by fax, send this completed form of proxy to 1-866-781-3111 (Canada or US) or 1-416-368-2502 (outside North America).

VOTE BY INTERNET: Vote at www.astvotemyproxy.com. You will need the 13-digit control number located on this proxy.

VOTE BY EMAIL: To vote by email, send this completed form of proxy to proxyvote@astfinancial.com.